Exhibit 99.1

November 30, 2017

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing to inform you that our main subsidiary, Banco de Galicia y Buenos Aires S.A. (the “Bank”), received a notification on November 29, 2017 from the Asociación para la Defensa de Usuarios y Consumidores (the “ADUC”), a local Argentine association focused on the defense of consumers, indicating that the ADUC has filed a class action lawsuit (class action lawsuit number 35,476/15).

The class action lawsuit alleges that certain actions related to commissions and charges collected by the Bank and certain other co-defendants, which include Prisma Medios de Pago S.A., American Express Argentina S.A. and First Data Cono Sur S.R.L. (MasterCard Card), for transactions that consumers make overseas through the use of a credit or debit card are illegitimate.

The class action lawsuit seeks the cessation of the conduct described above, which the ADUC alleges is illegitimate, and the restitution of certain allegedly overpaid amounts.

The lawsuit was filed at the Commercial Court of First Instance number 25, Secretariat 49.

The Bank is analyzing the content and implications of the class action lawsuit. In the Bank’s estimation, an unfavorable resolution of this dispute will not have a significant impact on the Bank’s shareholders’ equity.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.